UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549
                                FORM 10-SB12G

                         GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
   Under Section 12(b) or (g) of the Securities and Exchange Act of 1934

                          SHORESIDE INVESTMENTS, INC.
                  (Name of Small Business in its charter)

Utah                                                           87-0535456
(State or other jurisdiction of                             (IRS Employer
incorporation or organization)                           Identification No.)


3191 South Valley Street, Suite 201
Salt Lake City, UT                                                   84109
(Address of principal executive offices)                           (Zip Code)

Issuer's Telephone number: (801) 474-0824

Securities to be registered Under Section 12(b) of the Act:

Title of each Class                                         Name of each
to be so registered                                         exchange on which
                                                            be registered

None

Securities to be registered under Section 12(g) of the Act:

Common                                                      NASD

        INFORMATION REQUIRED IN REGISTRATION STATEMENT

PART I

Item 1. Description of Business.

History

Shoreside Investments, Inc. (the "Company") was incorporated under the laws of Utah on February 8, 1995 as Sun Seekers Corp. to engage in any lawful acts not prohibited by the laws of any jurisdiction in which the corporation may do business, and for the specific purpose of building and operating tanning salons.

To fund its original business purpose, the Company sold common shares of the Company to 31 investors at an offering price of $.005 per share without registration under the Securities Act of 1933, in reliance on the exemption from registration provided by Section 4(2) of the Act for transactions by an issuer not involving any public offering. The proceeds from the sale of these shares were used to fund study of the prospect of opening one or more tanning salons in Salt Lake City and to begin remodeling premises located at 431 South 300 East, Salt Lake City, Utah suitable for conducting a tanning business. These actions were taken in reliance on further funding commitments from several people who were among the 31 initial investors in the Company. However, by November of 1995, the potential investors withdrew their funding commitments and the tanning salon project was abandoned.

For a brief period beginning in February of 1996, management determined to explore the prospect of using the Company as a vehicle to enter into the investor relations/marketing business. Two new directors with experience in that business were appointed, and minimal business activity in that field was conducted. However, by February of 1997, the new directors resigned and this business was also abandoned without having acquired any assets or achieving any operating revenues. The Company once again became inactive at this time.

In October of 1999, the sole remaining director determined to reactivate the Company. He established a new bank account for the Company and made a modest cash deposit with which to bring it current with its state filing requirements. He has adopted a resolution to take all measures reasonably necessary to cause the Company to enter into the business of real estate development.

This registration statement contains certain forward-looking statements information relating to the Company that are based upon beliefs of the Company's Management as well as assumptions made by and information currently available to the Management. When used in this registration statement, the words anticipate, believe, estimate, expect, and similar expressions, as they relate to the Company and the Company's Management, are intended to identify forward-looking statements. Such statements reflect the current view of the Company with respect to the future events and are subject to certain risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected.

The Company

In June 2000 Shoreside acquired two parcels of real property in preparation for entering into the real estate development business. The Company intends to engage in the purchase, sale, rental and leasing of single and multi-family residential properties and to purchase raw land on which to install required improvements and build various residential housing units.
The market the Company intends to serve is the general residential real estate market in Salt Lake and surrounding counties, Utah. We intend to purchase, sell and lease residential properties through licensed real estate agents and brokers and to build housing units using licensed general contractors and sub-contractors. We believe that though Shoreside presently has minimum capital, it may be able to fund the businesses it wishes to conduct through debt financing to be provided by mortgage lenders with whom Harvey Carmichael has established relationships in connection with his full-time employment with Intermountain Mortgage, Inc., a retail mortgage company located in Park City, Utah. If the Company's initial projects are profitable and market conditions appear to justify expansions of our operations, we may seek to raise additional operating capital through the sale of investment securities.

Competition

The real estate business in Utah is highly competitive. Literally hundreds of national, regional and local companies are actively engaged in real estate development in Salt Lake County and Park City, Summit County, Utah, the two areas in which Shoreside's properties are located. Both communities have sustained rapid growth during the last five or more years with corresponding growth in the residential housing market. The individuals and corporations who are, and will be in direct competition for the residential housing dollars spent in the Company's areas of operation are far better financed, more experienced, have more expertise and more experienced agents and sales people, and are, generally, far superior in their capabilities than Shoreside. While it is not projected that the present growth in this market will persist into the next fiscal year, management believes that the very modest scope of its presently projected operations will permit it to buy and sell residential properties, and build new homes at a reasonable profit.

Effect of Existing or Probable Governmental regulations on the Business:

Shoreside will, in its real estate development and sale activities, be required to comply with numerous zoning and construction codes. However, the Company does not anticipate that these regulations will have a significant effect on its operations aside from delays and expenditures which may be required to comply with them.

Research and Development Costs

Shoreside has made no significant expenditures for research and development since inception and does not anticipate any such expenditures in the foreseeable future.

Costs and effects of compliance with environmental laws

The Company does not anticipate any significant import on the Company's operations or its potential profits from expenditures required to comply with environmental laws.

Number of employees

At this time the Company presently has no employees. All services which are presently being performed on behalf of the Company are being rendered by Harvey Carmichael, the Company's president.

ITEM 2.  MANAGEMENTS DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

As indicated above, the real estate market in the Salt Lake City/Park City, Utah area has been extremely active for the last five years or more. Both communities have sustained substantial growth with a corresponding demand for new single and multiple family home, townhouses and condominiums. While the rate of growth is projected to decrease somewhat during the next fiscal year, demand is anticipated to remain high.

Shoreside has acquired an equity interest in a high class condominium unit in Park City, Utah, an area featuring three major ski resorts and year-round mountain recreational activities. See "Description of Property" herein. There is an active rental market for condominium units in Park City, particularly during the ski season from November through April. Shoreside has engaged High Mountain Properties, Park City, Utah as its agent to rent this property on a nightly basis. Management believes that nightly rental revenues from this unit will be sufficient to discharge the underlying debt and provide a modest operating profit.

Harvey Carmichael, the Company's sole officer, has developed numerous contacts in the mortgage business through whom he believes he will be able to establish debt financing for the Company's initial building projects. The Company has acquired an equity interest in a building lot in Draper, Utah, a suburb located approximately twenty miles southeast of the center of Salt Lake city. See "Description of Property" herein. This lot is located in a developed area featuring residential units ranging between $600,000 and $2 million in value. Shoreside intends to either (1) sell the lot outright if that can be accomplished at a substantial profit or (2) obtain mortgage financing to install improvements and build a substantial single family home on the lot either on a custom basis or as a speculative project. As yet, no specific plan for this property has been determined.

Shoreside's auditors have expressed "substantial doubt" as to the ability of the Company to continue as a going concern as a result of its continual operating losses since inception and its lass of operating capital or income. See Note 5, to "Financial Statements" herein. However, given the limited nature of the Company's present expenditures and operations and those it anticipates during the next fiscal year, management does not believe Shoreside will require additional capital to continue as a going concern through the next year. It has no employees and is incurring no expenses for services to the Company. The rental agent for the condominium will only be paid from rental income, and expenses to be incurred for improvements or construction on the Draper building lot will be funded with mortgage debt. Office space and miscellaneous office expenses are being provided by Harvey Carmichael without cost to the Company. He has agreed to continue to provide these amenities gratis as long as necessary.

Shoreside's intended business operations will not require any expenditures for research or development in the foreseeable future. It does not presently contemplate hiring employees or purchasing plant facilities or significant equipment during the next fiscal year. No such expenditures will be incurred unless the costs can be covered by existing revenues or the sale of investment securities.

If conditions in the retail residential and commercial real estate market warrant expansion of Shoreside's scope of operation, management intends to seek additional capital through the sale of common shares. One of its reasons for filing this registration statement is to prepare for a possible public offering of common shares by creating a trading market for Shoreside stock. No assurance can be given that a public trading market for Shoreside shares will develop. Moreover, no assurance can be given that Shoreside will actually attempt to effect a public offering of shares in the foreseeable future, that such an offering would be successful if attempted, or that even if successfully accomplished, any market for Shoreside shares which may eventually be established would permit the resale of any publicly offered shares at a profit.

ITEM 3.   DESCRIPTION OF PROPERTY.

Shoreside Investments, Inc. presently owns equity interests in two real properties.

The first is a single unit in the Gambler Condominiums located in Park City, Utah approximately .6 mile from the lifts at the Park City Ski Resort and approximately .9 mile from the Deer Valley ski resort. The Canyons, a third major ski resort is located less than two miles from the unit. The following description is derived from a state certified appraisal of the property. The unit is a two story, five room condominium unit containing approximately 1500 square feet. It contains two bedrooms, three full bathrooms, full kitchen and sitting room. Amenities include a jetted tub, fireplace, washer/dryer, cable TV/VCR/Stereo and a central hot tub. The exterior features a deck, patio and porch with wood/stone construction. The Gambler unit is rented on a nightly basis through High Mountain Properties, a property management concern located in Park City at a rate of approximately $350 per night. The average rental/occupancy rate for these units approximately six nights per month from November through February, with rentals decreasing through March and April. This property was acquired in June 2000 in exchange for 200,000 common shares of Shoreside common stock. The property is carried on the Company's balance sheet at $178,000, a value not in excess of the historical cost to the original owner. In connection with the acquisition, Shoreside assumed a note payable with a balance of $121,864 and $183 in property taxes. The underlying 30 year note carries monthly payments of $837.

The Draper building lot was acquired in exchange for 50,000 Shoreside common shares. It is carried on the Company's balance sheet at a value of $76,700 which is not in excess of the historical cost to the original purchaser. In connection with the acquisition, Shoreside assumed a note payable with a balance due of $51,036 (which is being discharged by monthly payments of $581) and accrued property taxes of $4,403. This lot contains approximately
 .6 acre, is a circle lot located in what is considered an urban area. The lot appears to be the highest lot in the Salt Lake Valley and is located in the foothills of the Wasatch Mountain Range. The lot features a panoramic view of Draper as well as the Salt Lake Valley, overlooks Hidden Valley Golf Course. Eighty percent (80%) of the lot is buildable with a topographical description listed as a gentle slope. It contains natural landscaping, including mature trees. It is suitable for the construction of a luxury home of a value between $600,000 and $2 million.

Shoreside has no interest in any other property.

Shoreside's business plan includes the possible purchase of other real estate interests, including single and multiple family residences, townhouses and condominiums and, small commercial developments in the nature of office complexes and strip malls. The Company may also purchase undeveloped acreage for development.

Because of its minimal capital at the present time, Shoreside will be required to finance the purchase of any additional properties through mortgage financing or using capital raised from the sale of shares. The Company does not intend to borrow any more than 80% of the purchase price of any such property and will not, in light of that policy, be able to make additional real estate acquisition without operating profits or additional capital from the sale of shares. In the event Shoreside is able to raise additional capital by a public offering of shares, it may invest portions of those funds in real property for development, resale or use in generating rental or lease income. The Company's Board of Directors retains the right to change Shoreside's real estate investment policies without a vote of shareholders.
It may make additional real estate investments both for capital gains and income.

At the present time Shoreside has no employees. All services it requires in connection with its limited operation are performed by Harvey Carmichael without compensation.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT.

The following table sets forth the amount and nature of beneficial ownership of the executive officer and director of the Company and each person known to be a beneficial owner of more than five percent (5%) of the 1,250.000 issued and outstanding shares of the Company as of September 30, 2000.

Title             Name and Address           Amount and Nature    Percent of
of class          of Beneficial Owner        of Beneficial          Class
                                             Ownership

Common            Harvey Carmichael          275,000                22.0%
                  3445 East Oakview Drive
                  Salt Lake City, UT 84124

Common            Officers and Directors
                  as a Group                 275,000                22.0%

Common            Rob Karz                   135,000                10.8%
                  P.O. Box 4176
                  Park City, UT 84060

Common            Joe Thomas                 190,000                15.2%
                  4580 Thousand Oaks Drive
                  Salt Lake City, UT 84124

Common            Chad Wright                 90,000                 7.2%
                  3254 W. Cameron Park
                  S. Jordan, UT 84065

                  5% Stockholders
                  as a Group                 415,000                33.2%

None of the foregoing have any right to acquire other or additional shares of the Company. There is no existing arrangement which may result in a change in control of the Company.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

The names, addresses, ages and respective positions of the current directors and officers of the Company are as follows:

Name                Age   Position                Date Held

Harvey Carmichael    27   Director, President     Feb. 1995 to present
                          Business History and
                          Secretary               Feb. 1997 to present

Mr. Carmichael is 27 years old and has been employed since February of 1995 by Intermountain Mortgage, Inc., Park City, Utah as a loan officer. His duties involve, and have involved during his employment, the origination and closing of first and second residential mortgages. He was educated in Tennessee and Utah and holds a GED high school equivalency certificate. Other than his professional training he has had no post high school education.

Mr. Carmichael is not an officer or director of any other reporting companies. He is an affiliate by share holdings in the following issuers, both of which are subject to the reporting requirements of Section 13 of the Securities Exchange Act of 1934 by reason of having filed registration statements under the Securities Act of 1933 on Form SB-2 which have not yet
become effective.   He is the owner of 500,000 common shares of Paradise
Resorts and Rentals, Inc. constituting 25.0% of the outstanding common shares of Paradise, and is the owner of 500,000 common shares of Greatlender.com, Inc. constituting 20.0% of the outstanding common shares of Greatlender.

To the knowledge of the Company, no present or former director, executive officer or person nominated to become a director or executive officer, or controlling stockholder of Shoreside has ever:

     1) Filed a bankruptcy petition by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or with two years prior to that time;

      2) Had any conviction in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

      3) Been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; and

      4) Been found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

ITEM 6. EXECUTIVE COMPENSATION.

No executive officer or director of Shoreside has been paid any compensation since inception.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Shoreside has not been a party to any transaction with any director, officer or nominee for any such position within the last two years except that on November 2, 1999, Harvey Carmichael made a $5,000 capital contribution to the Company for which he received no debt or equity consideration. Mr. Carmichael made an additional $5,000 contribution to capital during July 2000 for which he received no debt or equity consideration.

However, in 1995 Mr. Carmichael purchased 275 shares of Shoreside common stock for a purchase price of $1 per share, for total consideration of $275. These shares have recently been forward split 1000 for 1 and now represent 275,000 of the registrant's $.001 par value common shares. These shares were Mr. Carmichael's sole consideration for spending the summer of 1995 researching the viability of opening one or more tanning salons in Salt Lake City, Utah and remodeling premises located at 431 South 300 East, Salt Lake City, UT to accommodate a tanning salon only to have the venture terminated for lack of capital.

Shoreside has engaged in three transactions with persons who are the owners of 5% or more of its outstanding common shares.

During June 2000 the Company issued 100,000 common shares each to Rob Karz and Joe Thomas, constituting 16% of the total common shares outstanding, in exchange for an equity interest in the Gambler Condominium in Park City, Utah. This property is carried on the Company's balance sheet at $178,000, its historical cost, subject to a note payable with a balance of $121,864 and minimal accrued property taxes. Accordingly, the net value of the asset is $56,319 creating a value of approximately $.282 per share for the 200,000 shares issued to Karz and Thomas in the exchange.

Also during June 2000 Shoreside issued 50,000 of its common shares to Chad Wright in exchange for a building lot in Draper, Utah. This lot is carried on the Company's balance sheet at $76,700, its historical cost, subject to a note payable and accrued property taxes totaling $55,439, resulting in a net value of $21,261 or approximately $.425 per share for the 50,000 shares issued in the exchange. Management does not believe these transactions were entered into at arms length, but believes the terms of the transactions are at least as fair to Shoreside as they would have been if negotiated at arms length in light of (1) the Company's minimal net worth and total lack of income at the time the transactions were entered into, (2) the fact that there is and was no equity market for the shares issued in the exchange, and (3) the dilution suffered by the prior owners of the properties in the net book value of the shares the received in the exchanges when compared to the value of they assets exchanged and (4) the fact that the real property assets acquired are the only assets capable of providing a capital base for execution of Shoreside's business plan.

Harvey Carmichael is the founding parent and the promoter of the Company. He is presently the Company's sole officer and director and is the registered and beneficial owner of 22% of the Company's outstanding common shares. Messrs. Karz, Thomas and Wright might also be deemed parents because they contributed the only assets capable of providing a capital base for execution of Shoreside's business plan. Any control they exert over the Company is based in their ownership of the percentages of the outstanding shares set forth herein. See "Security Ownership of Certain Beneficial Owners and Management" herein.

ITEM 8.  DESCRIPTION OF SECURITIES.

The aggregate number of shares which the Company shall be authorized to issue is 50,000,000 shares of non-assessable voting common stock having par value of $0.001 per share. All stock of the Company is of the same class, common, and has the same rights and preferences. Fully paid stock of this Company is not liable to any further call or assessment. The holders of the Company's common stock are entitled to one vote per share in all matters submitted to vote at any meeting of shareholders. Share of common stock do not carry cumulative voting rights or any pre-emptive rights to acquire other or further shares of the corporation.

PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
EQUITY AND OTHER SHAREHOLDER MATTERS.

There is presently no market for common shares of Shoreside Investments, Inc.

ITEM 2. LEGAL PROCEEDINGS.

To the best of the Company's knowledge it is not a party to any pending legal proceedings.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

There have been no changes in or disagreements with accountants on accounting and financial disclosure.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

The only sales of equity securities which were not registered under the Securities Act of 1933 in which Shoreside has engage in the last three years are the sales of 100,000 shares to Joe Thomas, 100,000 shares to Rob Karz and 50,000 shares to Chad Wright together constituting 20% of the Company's outstanding common shares. However, between April and July of 1995 the Company sold 1000 common shares to 31 investors in reliance on the exemption from registration provided by Section 4(2) of the Act for transactions by an issuer not involving any public offering. As a result of the 1000 for 1 share forward split of the Company's common shares effected in 2000, these shares now represent 1,000,000 common shares constituting 80% of the outstanding common shares of the Company.

All of these shares were sold by the company's original incorporator without the use of any underwriter, broker or selling agent. No commissions or other compensation was paid to any person for placing the shares. The proceeds from the sales effected in 1995 were used to pay the expenses of incorporation and the remodeling of premises for use as a tanning salon. The transactions in which shares were issued in 2000 resulted in the acquisition of capital assets.

     The Company relies upon the following facts to make Section 4(2) of the Act available to permit the sale of these shares without registration.

     1. The cash purchasers of the shares are sophisticated investors who had full knowledge that Shoreside was a start-up business with no operating history, and who were fully apprized that the Company had no cash or other assets, and who understood the Company's proposed business plan of opening one or more tanning salons.

     2. The incorporator who purchased shares was fully apprized of the same facts regarding the issuer and had personally conceived the business plan which the Company hoped to accomplish.

     3. Messrs Karz, Thomas and Wright had, prior to the transactions in which they exchanged real property assets for common shares, advised that the Company was totally inactive, had negative net worth, had no business assets or active business operations, and no income from any such operations. They entered into these transactions that they were investing the only assets in Shoreside which had any capability of providing a capital basis for any active business operations.

     4. As a result of the foregoing, none of the purchasers of these shares was in need of the protection which would have been afforded by registration under the Securities Act of 1933.

     5. The purchasers were all advised that the shares, when issued, would be "restricted securities" as that phrase is defined by paragraph (a) of SEC Rule 144 under the Act, and that in order for them to resell all or any part of the shares, they would be required to abide by the conditions set forth in that Rule.

     6. The purchasers each acknowledged that they were purchasing the shares for his own account, for investment, not with a view to distribution.

     7. Each of the purchasers consented to the imposition of a legend on the face of the certificates representing his shares to the effect that the same may not be resold without registration or the availability of an exemption from registration, and further consented to the placement of stop-transfer orders against the shares until the Company is satisfied that they are either subject to a registration statement under the Act or may be sold pursuant to some applicable exemption from registration.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Article V of the Articles of Incorporation of the Company provides as follows:

     None of the shareholders or directors of the corporation shall be individually liable for the debts of the corporation or for monetary damages arising from the conduct of the corporation.

 However, neither the Articles of Incorporation, as amended, or the By-Laws of the corporation contain any provision indemnifying or authorizing the corporation to indemnify any officer, director or controlling stockholder against claims or liabilities arising from his or her individual conduct as such.

                                  PART F/S

                            FINANCIAL STATEMENTS

                                    WITH

                         INDEPENDENT AUDITOR'S REPORT

                          SHORESIDE INVESTMENTS, INC.
                        (A Development Stage Company)


CONTENTS                                                  PAGE


Independent Auditor's Report                                1

Balance Sheets                                              2

Statements of Operations                                    3

Statement of Stockholders' Equity                           4

Statements of Cash Flows                                    5

Notes to Financial Statements                               6

                         Independent Auditor's Report

                               Board of Directors
                           SHORESIDE INVESTMENTS, INC.


I have audited the accompanying balance sheets of Shoreside Investments, Inc. (A development stage company) as of September 30, 2000, December 31, 1999 and 1998 and the related statements of operations, stockholders' equity and cash flows for the nine months ended September 30, 2000, the years ended December 31, 1999 and 1998, and from inception (February 8, 1995) to September 30, 2000. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on the financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shoreside Investments, Inc. (A development stage company) at September 30, 2000, December 31, 1999 and 1998, and the results of its operations and its cash flows for the nine months ended September 30, 2000, the years ended December 31, 1999 and 1998, and from Inception (February 8, 1995) to September 30, 2000 in conformity with generally accepted accounting principles.

As discussed on Notes 1 and 5, the Company has been in the development stage since its inception on February 8, 1995. The Company has limited operating capital with current liabilities exceeding current assets by $57,978, and has no operations. Realization of a major portion of the assets is dependent upon the Company's ability to meet its future financing requirements, and the success of future operations. These factors raise substantial doubt about the Company's ability to continue as a going concern.



Salt Lake City, Utah
October 31, 2000

                        SHORESIDE INVESTMENTS, INC.
                       (A Development Stage Company)
                          STATEMENTS OF OPERATIONS


                    For the     For the     For the    For the
                    Nine Months Nine Months Year       Year      Cumulative
                    Ended       Ended       Ended      Ended     During the
                    September   September   December   December  Development
                    30, 2000    30, 1999    31, 1999   31, 1998  Stage


REVENUE
                    $0          $0          $0          $0       $0

EXPENSES:

 General and
  administrative     4,870       0           507         0        9,277
 Depreciation
  Expense            1,295       0           0           0        1,295
 Property expenses   1,949       0           0           0        1,949
 Property interest   2,817       0           0           0        2,817
 Franchise tax
  expense            0           0           100         170        694

    Total Expenses  10,931       0           607         170     16,032

NET (LOSS) BEFORE
 TAXES             (10,931)      0          (607)       (170)   (16,032)

 Provision for
  income taxes       0           0           0           0        0

NET (LOSS)        $(10,931)     $0         $(607)      $(170)   $(16,032)

EARNINGS (LOSS)
 PER SHARE           (0.01)     $0.00       (0.00)     $(0.00)  $(0.01)

WEIGHTED AVERAGE
 SHARES
 OUTSTANDING       1,166,667    1,000,000  1,000,000  1,000,000  1,000,000

                         SHORESIDE INVESTMENTS, INC.
                        (A Development Stage Company)
                               BALANCE SHEETS

                                    ASSETS

                                   September     December      December
                                   30, 2000      31, 1999      31, 1998

CURRENT ASSETS:
 Cash                               $2,625        $1,219        $0
 Prepaid expenses                    1,489         0             0
 Advances to Officer                 0             3,530         0
   Total Current Assets              4,114         4,749         0

PROPERTY
 Building lot                       76,700         0             0
 Condominium, less depreciation
  of $1,295, $-0-, and $-0-        176,705         0             0
   Total Property                  253,405         0             0

TOTAL ASSETS                      $257,519        $4,749         $0

                 LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
 Accounts payable                  $     0           376         $  0
 Franchise taxes payable                 0           100          120
 Advances from stockholders          4,205             0            0
 Other accrued liabilities           5,927             0            0
 Notes payable - current portion    51,960             0            0
   Total Current Liabilities        62,092           476          120

NONCURRENT LIABILITIES
 Notes payable - less
  current portion                  119,505             0            0

STOCKHOLDERS' EQUITY (DEFICIT):
 Common stock, $.001 par value;
  10,000,000 shares authorized;
  1,250,000, 1,000,000, and
  1,000,000 shares issued and
  outstanding at 2000, 1999
  and 1998                           1,250         1,000        1,000
 Additional paid-in capital         90,704         8,374        3,374
 Deficit accumulated during the
  development stage                (16,032)       (5,101)      (4,494)
    Total Stockholders'
     Equity (Deficit)               75,922         4,273       (  120)

TOTAL LIABILITIES AND
 STOCKHOLDERS' EQUITY             $257,519        $4,749       $    0

                          SHORESIDE INVESTMENTS, INC.
                         (A Development Stage Company)
                       STATEMENT OF STOCKHOLDERS' EQUITY

                                                         Deficit
                                                         Accumulated
                                                Add't    During The
                              Capital Stock     Paid-in  Development
                           Shares       Amount  Capital  Stage        Total

BALANCE, February 8, 1995
 (Inception)                $        0  $    0  $     0  $      0   $      0
 Stock issued to
  Individual for cash at
  $.001 per share,
  April 1995                   275,000     275        0         0        275
 Stock issued to various
  individuals at $.005 per
  share,  July 1995            725,000     725    2,900         0      3,625
 Net income (loss) from
 inception to December 31,
 1995                                0       0        0    (4,056)    (4,056)
BALANCE, December 31, 1995   1,000,000   1,000    2,900    (4,056)    (  156)
 Net income (loss) for the year      0       0        0    (  148)    (  148)
BALANCE, December 31, 1996   1,000,000   1,000    2,900    (4,204)    (  304)
 Net income (loss) for the year      0       0        0    (  120)    (  120)
BALANCE, December 31, 1997   1,000,000   1,000    2,900    (4,324)    (  424)
 Capital contributed by
  officer and stockholder            0       0      474         0        474
 Net income (loss) for the year      0       0        0    (  170)    (  170)
BALANCE, December 31, 1998   1,000,000   1,000    3,374    (4,494)    (  120)
 Capital contributed by
  officer and stockholder            0       0    5,000         0      5,000
 Net income (loss) for the year      0       0        0    (  607)    (  607)
BALANCE, December 31, 1999   1,000,000   1,000    8,374    (5,101)     4,273
 Shares issued for the net
  value of a condominium at
  an approximate price per
  share of $.282, June 2000    200,000     200   56,119         0     56,319
 Shares issued for the net
  value of a building lot at
  an approximate price per
  share of $.425, June 2000     50,000      50   21,211         0     21,261
 Capital contributed by
  officer and stockholder,
  July 2000                          0       0    5,000         0      5,000
 Net income (loss) for the
  nine months ended
  September 30, 2000                 0       0        0   (10,931)   (10,931)

BALANCE, September 30, 2000  1,250,000  $1,250 $90,704   $(16,032)   $75,922

                           SHORESIDE INVESTMENTS, INC.
                          (A Development Stage Company)
                             STATEMENTS OF CASH FLOWS

                           For the   For the   For the  For the
                           9 Months  9 Months  Year     Year     Cumulative
                           Ended     Ended     Ended    Ended    During the
                           September September December December Development
                           30, 2000  30, 1999  31, 1999 31, 1998 Stage
CASH FLOWS FROM
 OPERATING ACTIVITIES:
 Net loss                  $(10,931) $       0 $  (607) $  (170) $(16,032)
 Adjustments to
  reconcile net loss
  to net cash used in
  operating activities:
   Depreciation               1,295          0       0        0     1,295
   Changes in assets
    and liabilities
     Prepaid expenses       ( 1,489)         0       0        0    (1,489)
     Accounts payable       (   376)         0     376        0         0
     Franchise tax payable  (   100)         0    ( 20)    (304)        0
     Other accrued
      liabilities             5,927          0       0        0     5,927
   Net cash used in
    operating activities    ( 5,674)         0       0        0   (10,299)
CASH FLOWS FROM INVESTING
 ACTIVITIES:                      0          0       0        0         0
CASH FLOWS FROM FINANCING
 ACTIVITIES:
 Sale of common stock             0          0       0        0     3,900
 Officer or stockholder's
  payments (advances)         7,735          0  (3,530)       0     4,205
 Notes payments              (5,655)         0       0        0    (5,655)
 Capital contributed by
  stockholder                 5,000          0   5,000      474    10,474
   Net cash provided by
    financing activities      7,080          0   1,470      474    12,924
NET INCREASE (DECREASE)
 IN CASH                      1,406          0   1,470      474     2,625
CASH AT BEGINNING PERIOD      1,219          0       0        0         0
CASH AT END OF PERIOD        $2,625         $0  $1,470     $474    $2,625
SUPPLEMENTAL CASH FLOW INFORMATION:
 Interest expense            $2,817         $0      $0       $0    $2,817
 Income taxes                    $0         $0      $0       $0        $0
SUPPLEMENTAL NONCASH
 TRANSACTIONS
 Common stock issued to
  acquire property -
  net of property taxes   $250,480          $0      $0       $0  $250,480
 Assumption of debt
  associated with the
  property acquisition    $172,900          $0      $0       $0  $172,900

                       SHORESIDE INVESTMENTS, INC.
                      (A Development Stage Company)
                       NOTES TO FINANCIAL STATEMENTS

NOTE   1  -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Organization - Shoreside Investments, Inc. (The Company) was organized under the laws of the State of Utah on February 8, 1995 as Sun Seekers, Corp. and elected a fiscal year end of December 31st. The Company was formed for the purpose of owning and operating tanning salons. The tanning salon business was never commenced and The Company was dormant until February,
1996. The Company changed its name to Shoreside Investments, Inc. on February 2, 1996 and decided to become a marketing company. The Company ran its marketing business until February 1997 with very little activity. From that date until October 1999, The Company was dormant. During November 1999, The Company was capitalized by a $5,000 cash contribution. The money was used to pay expenses and to provide operating capital. The Company is currently in the real estate development and management business. The Company has not commenced planned principle operations and is considered a development stage company as defined in SFAS No. 7.
     Net Earnings Per Share  -  The computation of net income (loss) per share of common stock is based on the weighted average number of shares outstanding during the period presented.
     Income Taxes - Due to losses at September 30, 2000, December 31, 1999 and 1998, no provision for income taxes has been made. There are no deferred income taxes resulting from income and expense items being reported for financial accounting and tax reporting purposes in different periods.
     Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company did not have non-cash investing and financing activities during the years ended December 31, 1999 and 1998.
     Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
     Unaudited Interim Information   -  In the opinion of management, the
unaudited financial statements reflect all adjustments, consisting only of normal adjustments, necessary to present fairly, the financial position of the Company at September 30, 1999 and the results of operations and cash flows for the nine months then ended. The results of operations and cash flows for the nine months ended September 30, 1999 should not necessarily be taken as indicative of the results of operations and cash flows for the entire year ended December 31, 1999.
   Depreciation   -   The cost of the condominium will be depreciated over
its estimated useful life. Depreciation will be computed on the straight-line method for financial reporting purposes and on the MACRS method for income tax purposes.

                        SHORESIDE INVESTMENTS, INC.
                       (A Development Stage Company)

                       NOTES TO FINANCIAL STATEMENTS

NOTE   2  -  EQUITY TRANSACTIONS
     The Company during April 1995 issued 275,000 of $.001 par value common stock to an individual for $275 in cash. Also, during July certain individuals were sold 725,000 shares of common stock at $.005 per share for $3,625. During 1997, 1999 and July 2000, $474, $5,000 and $5,000
respectively, was contributed to the Company to pay certain expenses relating to State taxes and to provide operating capital.
     The Company during June 2000  issued 200,000 shares of common stock to
two stockholders for a condominium.   At the time of the acquisition of the
condominium its cost was recorded at a cost not greater than the historical cost to the stockholders' of $178,000. At the same time, the Company also assumed a note payable with a balance of $121,864 associated with the financing of the original purchase of the condominium and a net amount of $183 for property taxes in reserve and accrued. Thus, the net value of the asset acquired was $56,319 or an approximate price per share of $.282.
     The Company also during June 2000  issued 50,000 shares of common stock
to a stockholders for a building lot.   At the time of the acquisition of the
building lot its cost was recorded at a cost not greater than the historical cost to stockholder of $76,700. At the same time, the Company also assumed a note payable with a balance of $51,036 associated with the financing of the original purchase of the building lot and an amount of $4,403 for accrued property taxes. Thus, the net value of the asset acquired was $21,261 or an approximate price per share of $.425.

NOTE    3  -  RELATED PARTY TRANSACTIONS
     An officer/stockholder is providing free office space to the Company, the free rent has been determined to have only nominal value.
     The Company has no employees. As of September 30, 2000 and December 31, 1999 and 1998 no compensation has been paid or accrued to any officers or directors of the Corporation due to the fact that it is of only nominal value

NOTE   4   -   INCOME TAXES
     At December 31, 1999 and 1998 the Company had net federal operating losses (NOL) of $5,101 and $4,494 which can be carried forward to offset operating income. The NOL's will expire between the years of 2010 and 2019. Valuation allowances of $765 and $674 have been established for deferred tax assets associated with the above NOL's for 1999 and 1998. The change in the NOL allowances for 1999 and 1998 was $91 and $25.

NOTE   5   -   GOING CONCERN
     The Company has experienced losses of $10,931, $607 and $170 for the nine months ended September 30, 2000 and the years ended December 31, 1999 and 1998 respectively, and has experienced losses from its inception. The Company has limited operating capital and no income. In light of the above circumstances, the ability of the Company to continue as a going concern is substantially in doubt.

                       SHORESIDE INVESTMENTS, INC.
                      (A Development Stage Company)

                      NOTES TO FINANCIAL STATEMENTS

NOTE   5   -   GOING CONCERN - CONTINUED
     The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Management believes their plans will provide the corporation with the ability to continue in existence at least for the next 12 months. Management plans to maintain its filing for corporate existence and to limit expenses to the minimum to remain in existence. This may require additional advances or loans from its stockholders or others. The Company will continue to limit expenses until enough capital has been raised to generate income and operating capital for its real estate development and management activities. Management believes these efforts will maintain the entity as a going concern.

NOTE   6   -   NOTES PAYABLE
     Notes payable consist of the following at September 30, 2000:

     Promissory note dated May 2, 1997 with an individual and his wife. Monthly installment payments of $581 with an interest rate of 11%. Balloon payment due May 10, 2001. Secured by building lot in
     Draper Utah                                                 $    50,057

     Mortgage loan with a mortgage company dated November 1, 1995
     Monthly installment payments of $837 for 30 years with an interest rate of 6.75%.  Secured by a condominium in Park City, Utah
                                                                     121,408

     Total notes payable                                             171,465
     Less current portion of debt                                  (  51,960)

     Notes payable - long-term portion                            $  119,505

     Current maturities of long-term debt consists of the following:

                 Year ended
               September 30,                                Amount
                      2001                              $   51,960
                      2002                                   2,036
                      2003                                   2,178
                      2004                                   2,329
                      2005 and after                       112,962
                                                         $ 171,465

NOTE   7   -   SUBSEQUENT EVENTS
     Subsequent to September 30, 2000, an officer and stockholder of The Company deposited $5,000 into The Company's checking account to be used for operations. The $5,000 is to be treated as contributed capital to The Company and will not be repaid to the officer.

                       SHORESIDE INVESTMENTS, INC.
                      (A Development Stage Company)

                      NOTES TO FINANCIAL STATEMENTS

NOTE   8   -   CONTINGENCIES

     The Company has accrued a liability for unpaid taxes on the Building Lot. The Salt Lake County property taxes on the building lot have not been paid since tax year 1997. If these back taxes are not paid on or before March 15, 2002 than the County will list the property for a general property tax sale to pay the taxes. It is management's intention to pay the current and back taxes before they are caused to be paid through a county general tax sale.

                                 PART III

Item 1.  Index to Exhibits

Exhibit 3.(i)    Articles of Incorporation of Sun Seekers, Inc.
                 Filed February 8, 1995
Exhibit 3.(ii)   By-Laws
Exhibit 3.(iii)  Articles of Amendment filed February 6, 1996
Exhibit 3.(iv)   Articles of Amendment filed March 6, 2000
Exhibit 10.(i)   Exchange Agreement regarding acquisition of Gambler Condominium
Exhibit 10.(ii) Exchange Agreement regarding acquisition of Draper, Utah Building Lot


                                 SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                SHORESIDE INVESTMENTS, INC.



                                By: /s/ Harvey Carmichel
                                Harvey Carmichel, President and sole director